UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be held on March 10, 2011, at 5:00 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposal for the net income Allocation of the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2010 the Net Income of R$10,021,672,680.96, we propose:

a)

to allocate as follows: R$501,083,634.05 to the “Profit Reserves – Legal Reserve”; R$6,151,845,760.08 to the “Profit Reserves – Statutory Reserve”; and R$3,368,743,286.83 for the payment of Interest on Shareholders’ Equity and Dividends, of which R$1,147,643,286.83 have already been paid and R$2,221,100,000.00 will be paid on February 18, 2011; and

b)

the ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, in the amount of R$3,368,743,286.83, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2010 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been previously declared.

Cidade de Deus, Osasco, SP, February 8, 2011

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,735 of the Bank, held on February 8, 2011, drawn up in the Company`s records.

Banco Bradesco S.A.

Arnaldo Alves Vieira                  Domingos Figueiredo de Abreu

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

Dear Shareholders,

     The Parent Companies of Banco Bradesco S.A., Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco, both represented by the Chief Executive Officer, hereby submit, to examination and resolution, proposals to elect the Board of Directors and Fiscal Council’s members, as follows:

1. Board of Directors’ Members

Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term.

Considering the provisions of CVM Rules # 165, of December 11, 1991, and # 282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning Shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Voting by means of the multiple vote process shall be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates shall be nominated and elected individually, with the respective names registered with the Presiding Board.

Related to the election of the Members of the Board of Directors, the aforementioned controlling shareholders propose to reelect the current members of the Board of Directors, Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, Identity Card (RG) 1.110.377-2/SSP-SP, Individual Taxpayer’s ID (CPF) 004.637.528-72; Antônio Bornia, Brazilian, widower, bank employee, Identity Card (RG) 11.323.129/SSP-SP, Individual Taxpayer’s ID (CPF) 003.052.609-44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, Identity Card (RG) 3.076.007-0/SSP-SP, Individual Taxpayer’s ID (CPF) 113.119.598-15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card (RG) 6.239.718-7/SSP-SP, Individual Taxpayer’s ID (CPF) 029.533.938-11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, Identity Card (RG) 5.700.904-1/SSP-SP, Individual Taxpayer’s ID (CPF) 032.376.698-65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, married, bank employee, Identity Card (RG) 5.284.352/SSP-SP, Individual Taxpayer’s ID (CPF) 250.319.028/68, Carlos

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

.2.

Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card (RG) 6.448.545/SSP-SP, Individual Taxpayer’s ID (CPF) 021.698.868/34, all of them domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900 and Mr. Ricardo Espírito Santo Silva Salgado, Portuguese, married, bank employee, Alien Registration Card (RNE) W473612-Z, issued by SE/DPMAF/DPF, Individual Taxpayer’s ID (CPF) 385.154.827-20, domiciled at Rua Pedra da Nau, 141, Cascais, Lisboa, Portugal; and to elect Mr. Milton Matsumoto, Brazilian, married, bank employee, Identity Card (RG) 29.516.917-5/SSP-SP, Individual Taxpayer’s ID (CPF) 081.225.550/04, domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900. All the appointed members: 1) will have the term of office until the 2012 Annual Shareholders’ Meeting, whose names will be submitted to the approval of the Central Bank of Brazil, upon which they will take office; 2) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

2. Fiscal Council’s Members

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of alternate members, shareholders or not, all with terms valid until the first annual shareholders’ meeting being held after their election.

Among others, the Fiscal Council’s duties are: supervising management’s acts; analyzing, at least quarterly, the balance sheet and other financial statements prepared from time to time by the Company; examining the year’s financial statements and issuing an opinion on them; expressing an opinion on the management’s annual report.

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

.3.

It is worth highlighting that the position of a member of the Fiscal Council is untransferable; likewise, the powers and duties conferred upon said member by law may not be transferred to another body of the Company.

Only individuals, residing in the Brazil, may be elected for the Fiscal Council, and they should have a degree from a university or have held, for at least three years, the position of business Administrator or of a member of a Fiscal Council.

In compliance with the provisions of letter “a”, Paragraph 4 of Article 161 of Law # 6,404/76, preferred shareholders are entitled to appoint a sitting member and respective alternate. The minority shareholders shall have the same right, provided that they jointly represent ten 10% (per cent) or more of the voting shares.

Bradesco recommends that the shareholder, or group of shareholders, wishing to appoint a Sitting Member and respective Alternate for the Fiscal Council, attend the Annual Shareholders’ Meeting with the name, qualification and résumé of the candidate, complying with the same terms and conditions established for the election.

Pursuant to letter “b”, Paragraph 4 of Article 161 of Law # 6,404/76, the controlling shareholders attending the Annual Shareholders’ Meeting may elect the majority of the members of the Fiscal Council and respective alternates. The other shareholders shall elect the other members and their alternates.

The Parent Companies propose that the Fiscal Council be installed, on a non-permanent basis, with term of office until the 2012 Annual Shareholders’ Meeting, and the controlling shareholders shall appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to reelect:

Proposals of Banco Bradesco S.A.’s Parent Companies to elect the Board of Directors and Fiscal Council’s members to be submitted to the resolution of Shareholders at the Annual Shareholder’s Meeting to be held on March 10, 2011, at 5 p.m.

.4.

a)    as sitting members, Mr. Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, Identity Card (RG) 3.962.261/SSP-SP, Individual Taxpayer’s ID (CPF) 036.974.608/20, domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and Mr. Ricardo Abecassis Espírito Santo Silva, naturalized Brazilian, married, economist, Identity Card (RG) 53.783.536-2/SSP-SP, Individual Taxpayer’s ID (CPF) 692.405.237/15, domicilied at Avenida Brigadeiro Faria Lima, 3,729, 6o andar, São Paulo, SP, CEP 04538-905; and

b)    as alternates of the members above mentioned, respectively, Mr. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, Identity Card (RG) 5.546.755/SSP-SP, Individual Taxpayer’s ID (CPF) 399.738.328/68, and Mr. Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card (RG) 3.022.895/SSP-SP, Individual Taxpayer’s ID (CPF) 057.180.078/53, both domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900.

The term of office of the appointed Fiscal Council’s Members will be effective up to the 2012 Annual Shareholders’ Meeting and they will take office after their names are approved by the Central Bank of Brazil. They comply with the conditions set forth in Article 162 of Law # 6,404/76, and they declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Preferred shareholders shall appoint, by separated vote, the other sitting member and his/her respective alternate.

Cidade de Deus, Osasco, SP, February 8, 2011

Cidade de Deus - Companhia Comercial de Participações

Fundação Bradesco

Lázaro de Mello Brandão
Chief Executive Officer

Board of Directors’ Proposals for Management and Fiscal Council’s Compensation to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be held on March 10, 2011, at 5 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to examination and resolution, proposals for the Management and of the Fiscal Council’s Compensation, as follows:

1. Management’s Compensation

For the year 2011, we propose the global amount of up to R$250,000,000.00, for the Management’s compensation, and the amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization.

These proposals are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

The Compensation Committee will permanently assess the Bank’s performance and the fulfillment of objectives and budget, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

Pursuant to letter “n” of Article 9 of the Bylaws, the global compensation will be distributed, at a meeting of the Board of Directors, to its members and to the members of the Board of Executive Officers.

2. Fiscal Council’s Members’ Compensation

Pursuant to Paragraph 3, Article 162, of Law # 6,404/76, the compensation of the members of the Fiscal Council shall be determined at the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

At the Annual Shareholders’ Meeting held on March 10, 2010, it was established a monthly amount of R$12,000.00 to each member. For 2011, we propose the maintenance of the monthly compensation of R$12,000.00 (twelve thousand reais) to each Sitting Member of the Fiscal Council and the Alternate Members are remunerated only when they replace the Sitting Members, in the cases of vacancy ou temporary impediments.

Board of Directors’ Proposals for Management and Fiscal Council’s Compensation to be submitted to the resolution of Banco Bradesco S.A.’s shareholders at the Annual Shareholders’ Meeting to be held on March 10, 2011, at 5 p.m.

.2.

Cidade de Deus, Osasco, SP, February 8, 2011

Board of Directors

Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,735 of the Bank, held on February 8, 2011, drawn up in the Company`s records.

Banco Bradesco S.A.

Arnaldo Alves Vieira                  Domingos Figueiredo de Abreu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.